SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: January 30, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
     PRESS RELEASE

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: January 30, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

For Immediate Release: January 30, 2006
Media Contacts:
NASDAQ Corporate Communications
Bethany Sherman: +1 212 401 8714
Harriet Benson: +44 20 7825 5544
Ivanhoe Mines Corporate Communication
Investors: Bill Trenaman +1 604 688 5755
Media: Bob Williamson +1.604.688.5755
IVANHOE MINES TO DUAL LIST ON NASDAQ
First company to dual list in 2006
New York, NY, — The NASDAQ Stock Market, Inc. (NASDAQ:NDAQ) today announced that Ivanhoe Mines (NYSE:IVN & TSX:IVN) will dual list on the NASDAQ National Market and the NYSE under the trading symbol IVN. Ivanhoe Mines is the first Canadian company to dual list on NASDAQ and the NYSE. It is the second non-US mining company to dual list since November, 2005.
The stock will begin trading on the NASDAQ National Market on February 6, 2006.
Bruce Aust, Executive Vice President, Head of NASDAQ’s Corporate Client Group said, “We are delighted that Ivanhoe Mines has decided to take advantage of our dual listing initiative. With access to a highly transparent and competitive market, Ivanhoe will be able to experience the benefits of NASDAQ’s electronic model, and the full range of services that it provides its companies.”
Robert Friedland, Chairman of Ivanhoe Mines, said, “Since completing our initial US listing in 2003, we have focused on building and diversifying our shareholder base, while ensuring the orderly development of liquidity in our shares. We are pleased to provide our shareholders with the additional exposure that listing on NASDAQ provides.”
Ivanhoe Mines is an international mining company with operations focused in the Asia Pacific region. Its core assets are its 100%-owned Oyu Tolgoi copper and gold project and the Nariin Sukhait coal project in southern Mongolia. In addition, it holds or controls mineral rights covering approximately 135,000 square kilometres in central and southern Mongolia, where coal, copper and gold discoveries are being evaluated. Ivanhoe Mines also is exploring for copper and gold in the Chinese province of Inner Mongolia, and in Australia.
NASDAQ is the largest electronic screen-based equity securities market in the United States. With approximately 3,200 companies, it lists more companies and, on average, trades more shares per day than any other U.S. market. It is home to companies that are leaders across all areas of business including technology, retail, communications, materials, financial services, transportation, media and biotechnology. NASDAQ is the primary market for trading NASDAQ-listed stocks.
NASDAQ’s dual listing initiative was launched in January 2004. Companies that dual list on NASDAQ have to meet the National Market listing standards. Firms listing on NASDAQ as well as the NYSE will trade under the same three-letter symbol on both markets.
There are now eight dual listed companies:
Ivanhoe Mines (NYSE: IVN)
Harmony (NYSE: HMY)
Apache Corporation (NYSE: APA)
Hewlett-Packard (NYSE: HPQ)
Walgreens (NYSE: WAG)
American Financial Group (NYSE: AFG)
Chicago Mercantile Exchange Holdings Inc (NYSE: CME)
Nuveen Investments (NYSE: JNC)
For more information about NASDAQ, visit the NASDAQ Web site at www.nasdaq.com or the NASDAQ Newsroom at www.nasdaq.com/newsroom/.
For more information about Ivanhoe Mines, visit the Ivanhoe Mines website at www.ivanhoemines.com.
NASDAQ makes no representation about the financial conditions of any company. Investors should evaluate companies carefully before investing.